Cannabinoid Biosciences, Inc.

3699 Wilshire Blvd., Suite 610

Los Angeles, California 90010

April 1, 2019

            Re:      Cannabinoid Biosciences, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed on March 5, 2019

File No. 024-10924

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 2 to Offering Statement on Form 1-A filed March 5, 2019

Part I

Item 2. Offering Eligibility

1.      We note your response to prior comment 1. It appears you meet the definition of a blank check company because you are a development stage company and you have disclosed that your business plan is to engage in acquisitions of unidentified companies that provide financial products and services to other businesses operating in the "legal-cannabis industry" in California. Blank check companies are not eligible to rely on the exemption in Regulation A. Please withdraw the Form 1-A. Alternatively, provide a legal analysis, citing all relevant legal authority, demonstrating that you are not ineligible to rely on the exemption in Regulation A.

This has been amended to include a legal analysis on why CBDZ believe that it is not a blank check company and therefore not ineligible to rely on the exemption in Regulation A.

Rule 419 defines a “blank check company” as a company that:

            (1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

(1) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

On the first part of the test, a blank check company is one that is (a) development stage company (b) that has no specific business plan or purpose or (c) has indicated that its business plan is to engage in a merger or acquisition, (d) with an unidentified company or companies, or other entity or person.

(a)   A development stage company

A development stage company was defined as an entity devoting substantially all of its efforts in establishing a new business for which either (a) operations have not commenced or (b) the operations have commenced, but there is no significant revenue yet being generated.

Here, Cannabinoid Biosciences, Inc. (“CBDZ”) is a development stage company because it is devoting all of its effort in establishing its businesses in biopharmaceutical research and development, building and managing a portfolio of revenue-generating cloud-based health and wellness businesses, loan origination and underwriting, and  professional bookkeeping, accounting services to legal-cannabis businesses. This element is met.

On the other hand, the statutory definition of a blank check company for the purposes of this letter also requires that the company “is issuing ‘penny stock’ as defined in Rule 3a51-1.” See. Offerings by Blank Check Companies, 17 C.F.R. § 230.419(a)(2)(ii) (2006); see infra notes 65, 68 (discussing the impact of the statutory definition of penny stock on the applicability of  existing SEC regulations to SPACs). A closer look at the original intent of 17 C.F.R. § 230.419 showed that the law specifically referred to a development stage company that issues penny stocks.  When a blank check company is viewed from above prism as a development stage company that issues penny stock, then CBDZ is outside the definition because although CBDZ is a development stage company, it does not issue penny stocks, and does not intend in the future to issue penny stocks. Although this argument is negated by SEC Rel. No. 33–6949 [57 FR 36442] (July 30, 1992), at fn. 50 (clarifying that blank check companies regardless of whether they are issuing penny stock are precluded from relying on Regulation A).  Notwithstanding this test outcome, even if the development stage company element is met, the remaining part of the tests in (b), (c), and (d) must be passed for CBDZ to fall under Rule 419 classification of blank check companies.

(b)   That has no specific business plan or purpose.

Here, CBDZ has a specific business plan to engage in (1) research into and development of cannabinoids, cannabidiol, endocannabinoids, phytocannabinoids, and synthetic cannabinoids suitable for specific treatments for diseases and medical conditions; (2)  building and managing a portfolio of revenue-generating cloud-based, internet/web powered or online businesses; (3) providing financial products in form of loans to legal-cannabis businesses in California; and (4) providing top-level accounting, tax and fiscal planning services to the legal-cannabis businesses in California. As opposed to CBDZ’s specified business plan, a “blank check company has no hard assets, nor even a specific business plan at the time of its offering, other than perhaps a certain industry or geographical region in which it plans to make its acquisitions.” Karen Richadson & peter Littman, WALL ST. J., Feb. 1, 2007, at Cl.  This element is not met

Furthermore, the specificity of a business plan would cause a development stage company to fall outside the Rule 419 definition of blank check company.  For example, SEC Rule 419 regards some “blind pools” as having enough specificity in their business plans to fall outside the rule’s requirements.   See. STUART R. COHN, 2 S.E.C. COUNSELING FOR SMALL & EMERGING COMPANIES § 19:19 (2006).  The SEC’s own example of business plan specificity showed “a real estate limited partnership formed to invest in apartment buildings that have not yet been selected” as sufficiently specified to fall outside Rule 419’s requirement.  See. Blank Check Offerings, Securities Act Release No. 33-6932, 51 SEC Docket 284 (Apr. 13, 1992).  This element is not met the specificity of CBDZ’s business plan, which include details of negotiations with the sellers, details of employees, purchase prices, and other arrangements with sellers,  is sufficient to remove CBDZ from the requirement of SEC Rule 419 definition of a blank check company.

(c)    Or has indicated that its business plan is to engage in a merger or acquisition (“M&A”).

Although engaging in merger or acquisition is part of our business plan, M&A is just a part of our business plan as stated above.  CBDZ’s business plan does not dependent on M&A, but includes M&A because the use of M&A is also a prudent business practice.  Mergers and acquisition is just one of the components of our business plan.  For example, CBDZ is already in discussion with certain prospective clients whose securities are trading on the CSE to  providing:   (1) top-level financial reporting for Canadian Securities Exchanges (CSE), and investor consumption; (2) GAAP to IFRS conversion of audited financial statements for Canadian exchanges listing compliances, and (3)  workpapers, COGS analytics, technical accounting memos, Footnotes draft, and all other necessary documentation needed to complete their CSE filing requirements.  Furthermore, CBDZ has finished its review of eight entities to which it would provide financing for the acquisition of agricultural property in Northern California in exchange for promissory notes.  Thus, mergers and acquisitions is just an incidental and not the primary piece of our business plan.  CBDZ business plan is already being implemented with or without the acquisition of the 4 identified businesses.

This element is not met because CBDZ business plan is not dependent of merger or acquisition.

(d)   Merger with an unidentified company or companies, or other entity or person.

The SEC defines “an unidentified company or companies” as a situation where “the opportunity usually has yet to be identified.” See. https://www.investor.gov/additional-resources/general-resources/glossary/blank-check-company.

Here, CBDZ business plan include, in part, the acquisition of 4 identified businesses.  The names businesses identity and details of their operations are known.  CBDZ did not include the names in our offering circular because of the Non-disclosure agreement it has with the sellers.  According to the SEC, “a type of blank check company is a “special purpose acquisition company,” or SPAC for short. A SPAC is created specifically to pool funds in order to finance a merger or acquisition opportunity within a set timeframe. The opportunity usually has yet to be identified.” Id.  On the basis of above definition, CBDZ is outside the requirement because it has already identified the 4 opportunities, including outlining details of our negotiations with the sellers, terms and costs of the transaction, these are not unidentified opportunities in accordance to the SEC definitions shown above.  This element is not met.

(2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

On the second test which is that of issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934., a close look at our offering circular will show that CBDZ has no intention of issuing penny stocks.  The SEC website stated that “the term "penny stock" generally refers to a security issued by a very small company that trades at less than $5 per share.”  https://www.sec.gov/fast-answers/answerspennyhtm.html

To be deemed a blank-check company must issue “penny stock,” as defined in Rule 3a51-1.  (17 C.F.R. § 240.3a51-1) under the Exchange Act, which contains an exception from the definition of penny stock for issuers that have been in operation for less than three years and have at least $5 million in net tangible assets.  A company that files a current report on Form 8-K with a balance sheet showing at least $5 million in net tangible assets following completion of its IPO will be deemed by the SEC staff not to be a blank-check company subject to Rule 419.

Furthermore, the statutory definition of a blank check company for the purposes of this letter also requires that the company “is issuing ‘penny stock’ as defined in Rule 3a51-1.” See. Offerings by Blank Check Companies, 17 C.F.R. § 230.419(a)(2)(ii) (2006); see infra notes 65, 68 (discussing the impact of the statutory definition of penny stock on the applicability of  existing SEC regulations to SPACs).

Here, CBDZ is offering a maximum of Five Million (5,000,000) shares of our common stock at an offering price of Ten Dollars ($10.00) per share.  Since CBDZ offering price is $10 per share, this element is not met.

(3) Public policy consideration

The blank check company rule was not instituted to block small businesses from accessing the benefits of Regulation A and the Jobs Act provisions which were specifically designed to help small issuers like CBDZ, rather, the blank check rule was designed to regulate the numerous frauds perpetuated on investors in the 1980s by blank check companies issuing penny stocks.  Companies that has resemblance to blank check companies are the Special Purpose Acquisition Companies (SPAC) and their likes.  See. https://www.investor.gov/additional-resources/general-resources/glossary/blank-check-company.    These companies are publicly traded companies that raise blind-pool capital through initial public offering (IPO) for the purpose of acquiring an existing company. Rule 419 requires the money raised through the IPO of a blank check company of a SPAC is put into a trust where it is held until the SPAC identifies a merger or acquisition opportunity to pursue with the invested funds.  During the 1980s, “blank check” companies were prominent vehicles for fraud and abuse in the penny stock market.  Thus Rule 419 describe a “blank check” company as (1) a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (2) is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Thus, although CBDZ is a development stage company, the specificity of its business plan, which include some mergers or acquisition among other business activities, with 4 identified businesses, puts it outside the requirement of the definition of Rule 419.  CBDZ, thus, failed to meet the elements for 1(b), (c), (d), 2 and the Public policy aspect as shown above.  CBDZ is therefore not a blank check company.

      Because CBDZ is not a blank check company as defined by the SEC and Rule 419, CBDZ is therefore not ineligible to rely on the exemption in Regulation A.

Part II

Summary

Business Plan

2.      We note your response to comment 4, which we reissue in part. You continue to state that you intend to acquire three established businesses and also state that you intend to acquire four businesses as soon as you have raised $1 million of offering proceeds. Please revise your disclosure to address this discrepancy.

This has been amended to and the discrepancy has been addressed.

Item 7. Business

Government Regulations

3.       We note your response to comment 10 and your statement that you do not believe you qualify as a financial institution in the U.S. Please expand your disclosure to address government regulation of the small business lender you intend to acquire.

This has been amended to update to expand our disclosure to address government regulation related to the eight businesses we have finished review and underwriting to provide financing for the acquisition of agricultural property in Northern California in exchange for promissory notes; and government regulation of the small business lender that we intend to acquire.

Independent Auditor's Report

4.      Your disclosure in Note 5 to your financial statements indicates that you have substantial doubt about your ability to continue as a going concern. However, your auditor did not include an explanatory paragraph in their audit opinion related to this matter. Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern for a reasonable period of time. To the extent that they concluded that substantial doubt does exist, please have them amend their auditor's report to include an explanatory paragraph.

Addressed: The old Audit’s Report has been replaced with a newer more recent one.  Because our 2018 audit reports was ready, and included the “going concern” opinion paragraph, we decided to use the most recent audit reports.

Please contact me at chidipatcy@yahoo.com or our CFO at 310-895-1839 or frankigwealor@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Patience C. Ogbozor

Patience C. Ogbozor

President and Chief Executive Officer

Cannabinoid Biosciences, Inc.